-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                                UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549


                            --------------------

                                 FORM 11-K

                            --------------------


[X]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
     EXCHANGE ACT OF 1934

     For the fiscal year ended December 31, 1998

[ ]  TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
     SECURITIES EXCHANGE ACT OF 1934

     For the transition period from ________ to __________

                       Commission file number 333-21093


                                   COSTCO
                           401(k) RETIREMENT PLAN


                            --------------------

                            COSTCO COMPANIES, INC.
                                999 LAKE DRIVE
                          ISSAQUAH, WASHINGTON 98027
                                (425) 313-8100


-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

[LOGO]

401(k) RETIREMENT PLAN
EIN 33-0572969
PIN 002
FINANCIAL STATEMENTS AND SCHEDULES
AS OF DECEMBER 31, 1998 AND 1997
TOGETHER WITH AUDITORS' REPORT

                                       COSTCO

                               401(k) RETIREMENT PLAN

                         FINANCIAL STATEMENTS AND SCHEDULES

                             DECEMBER 31, 1998 AND 1997


                                       INDEX



REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

FINANCIAL STATEMENTS

   Statement of Net Assets Available for Plan Benefits as of December 31, 1998

   Statement of Net Assets Available for Plan Benefits as of December 31, 1997

   Statement of Changes in Net Assets Available for Plan Benefits for the Year
     Ended December 31, 1998

NOTES TO FINANCIAL STATEMENTS AND SCHEDULES

SUPPLEMENTAL INFORMATION

   Schedule I, Item 27(a) - Schedule of Assets Held for Investment Purposes as of December 31, 1998

   Schedule II, Item 27(d) - Schedule of Reportable Transactions for the Year Ended December 31, 1998

                      REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


To the Benefits Committee of
the Costco 401(k) Retirement Plan:

We have audited the accompanying statements of net assets available for plan benefits of the Costco 401(k) Retirement Plan as of December 31, 1998 and 1997, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 1998. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 1998 and 1997, and the changes in its net assets available for plan benefits for the year ended December 31, 1998, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The Fund Information in the statements of net assets available for plan benefits and the statement of changes in net assets available for plan benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund.
The supplemental schedules and Fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


/s/ Arthur Andersen LLP

Seattle, Washington,
  June 11, 1999

                                        COSTCO

                                401(k) RETIREMENT PLAN

                 STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

                               AS OF DECEMBER 31, 1998



                                                                            PARTICIPANT DIRECTED
                                         ------------------------------------------------------------------------------------------
                                            Cash        Stable       Equity      Spectrum     Spectrum                    Mid-Cap
                                          and Cash      Value        Income       Income       Growth     New Horizons    Growth
                                         Equivalents     Fund         Fund         Fund         Fund          Fund         Fund
                                         ----------- -----------  ------------  -----------  -----------  ------------  -----------
ASSETS:
    Investments at fair value-
       Registered investment company
          funds                           $1,823,970 $81,510,109  $ 95,093,047  $61,028,642  $90,026,664  $11,453,941  $23,007,181
       Costco Companies, Inc. Common
          Stock - 3,181,030 shares held          -           -             -            -            -            -            -
    Participant loans                            -           -             -            -            -            -            -
                                          ---------- -----------  ------------  -----------  -----------  -----------  -----------
               Total investments           1,823,970  81,510,109    95,093,047   61,028,642   90,026,664   11,453,941   23,007,181
                                          ---------- -----------  ------------  -----------  -----------  -----------  -----------
    Contributions receivable-
       Employer                                  -     9,928,226     7,320,836    2,570,720    7,091,953    1,587,047    2,885,619
                                          ---------- -----------  ------------  -----------  -----------  -----------  -----------
NET ASSETS AVAILABLE FOR PLAN BENEFITS    $1,823,970 $91,438,335  $102,413,883  $63,599,362  $97,118,617  $13,040,988  $25,892,800
                                          ---------- -----------  ------------  -----------  -----------  -----------  -----------
                                          ---------- -----------  ------------  -----------  -----------  -----------  -----------

  The accompanying notes and schedules are an integral part of this statement.

                                        COSTCO

                               401(k) RETIREMENT PLAN


                STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

                              AS OF DECEMBER 31, 1998



                                                                          PARTICIPANT DIRECTED
                                                ------------------------------------------------------------------------
                                                                            Costco
                                                                           Companies,
                                                 Equity    International      Inc.
                                                 Index        Stock          Common         Participant
                                                  Fund         Fund           Stock            Loans           Total
                                                --------   -------------   ------------     -----------     ------------
ASSETS:
    Investments at fair value-
       Registered investment company funds      $    -        $   -        $        -       $       -       $363,943,554
       Costco Companies, Inc. Common Stock -
         3,181,030 shares held                       -            -         229,630,607             -        229,630,607
    Participant loans                                -            -                 -        24,430,556       24,430,556
                                                --------      -------      ------------     -----------     ------------
               Total investments                     -            -         229,630,607      24,430,556      618,004,717
                                                --------      -------      ------------     -----------     ------------
    Contributions receivable-
       Employer                                  495,388       91,183        12,146,472             -         44,117,444
                                                --------      -------      ------------     -----------     ------------
NET ASSETS AVAILABLE FOR PLAN BENEFITS          $495,388      $91,183      $241,777,079     $24,430,556     $662,122,161
                                                --------      -------      ------------     -----------     ------------
                                                --------      -------      ------------     -----------     ------------

  The accompanying notes and schedules are an integral part of this statement.

                                     COSTCO

                             401(k) RETIREMENT PLAN


               STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

                             AS OF DECEMBER 31, 1997


                                                                        PARTICIPANT DIRECTED
                                                 ------------------------------------------------------------------


                                                    Cash         Stable        Equity       Spectrum     Spectrum
                                                  and Cash       Value         Income        Income       Growth
                                                 Equivalents      Fund          Fund          Fund          Fund
                                                 -----------   -----------   -----------   -----------  -----------
ASSETS:
    Investments at fair value-
       Registered investment company funds         $56,916     $60,285,173   $84,103,540   $61,805,443  $73,829,666
       Costco Companies, Inc. Common Stock -
          2,634,491 shares held                        -               -             -             -            -
    Participant loans                                  -               -             -             -            -
                                                   -------     -----------   -----------   -----------  -----------
               Total investments                    56,916      60,285,173    84,103,540    61,805,443   73,829,666
                                                   -------     -----------   -----------   -----------  -----------
    Contributions receivable-
       Employee                                        -           219,816       345,247       105,392      333,312
       Employer                                        -        10,871,560     7,537,033     2,400,076    7,046,161
                                                   -------     -----------   -----------   -----------  -----------
               Total receivables                       -        11,091,376     7,882,280     2,505,468    7,379,473
                                                   -------     -----------   -----------   -----------  -----------
NET ASSETS AVAILABLE FOR PLAN BENEFITS             $56,916     $71,376,549   $91,985,820   $64,310,911  $81,209,139
                                                   -------     -----------   -----------   -----------  -----------
                                                   -------     -----------   -----------   -----------  -----------


                                                                               Costco
                                                                             Companies,
                                                                 Mid-Cap         Inc.
                                                 New Horizons    Growth        Common       Participant
                                                     Fund         Fund          Stock          Loans          Total
                                                 ------------  -----------   ------------   -----------    ------------
ASSETS:
    Investments at fair value-
       Registered investment company funds        $6,846,070   $10,353,107   $        -     $       -      $297,279,915
       Costco Companies, Inc. Common Stock -
          2,634,491 shares held                          -             -      117,564,146           -       117,564,146
    Participant loans                                    -             -              -      13,529,202      13,529,202
                                                  ----------   -----------   ------------   -----------    ------------
               Total investments                   6,846,070    10,353,107    117,564,146    13,529,202     428,373,263
                                                  ----------   -----------   ------------   -----------    ------------
    Contributions receivable-
       Employee                                       63,569        82,603        287,045           -         1,436,984
       Employer                                    1,172,191     1,584,456      7,238,174           -        37,849,651
                                                  ----------   -----------   ------------   -----------    ------------
               Total receivables                   1,235,760     1,667,059      7,525,219           -        39,286,635
                                                  ----------   -----------   ------------   -----------    ------------
NET ASSETS AVAILABLE FOR PLAN BENEFITS            $8,081,830   $12,020,166   $125,089,365   $13,529,202    $467,659,898
                                                  ----------   -----------   ------------   -----------    ------------
                                                  ----------   -----------   ------------   -----------    ------------

  The accompanying notes and schedules are an integral part of this statement.

                                     COSTCO

                             401(k) RETIREMENT PLAN


         STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS

                      FOR THE YEAR ENDED DECEMBER 31, 1998


                                                                  PARTICIPANT DIRECTED
                                                 ------------------------------------------------------
                                                    Cash        Stable         Equity       Spectrum
                                                  and Cash       Value         Income        Income
                                                 Equivalents     Fund           Fund          Fund
                                                 -----------  -----------   ------------   -----------
NET INVESTMENT RESULTS:
    Net appreciation (depreciation) in
       fair value of investments                 $        -   $         -   $    827,661   $  (803,761)
    Interest                                              -     4,552,375        419,617     4,848,800
    Dividends                                             -             -      7,213,282             -
                                                 ----------   -----------   ------------   -----------
               Total net investment results               -     4,552,375      8,460,560     4,045,039
                                                 ----------   -----------   ------------   -----------
CONTRIBUTIONS TO THE PLAN:
    Employee                                              -     6,230,930     10,120,071     3,207,836
    Employer                                              -    11,724,472      9,354,085     3,262,015
                                                 ----------   -----------   ------------   -----------
               Total contributions                        -    17,955,402     19,474,156     6,469,851
                                                 ----------   -----------   ------------   -----------
DISTRIBUTIONS TO PARTICIPANTS:
    In-service withdrawals                                -      (419,501)      (183,288)      (66,259)
    Terminations                                          -    (4,056,159)    (4,129,152)   (2,691,131)
                                                 ----------   -----------   ------------   -----------
               Total distributions                        -    (4,475,660)    (4,312,440)   (2,757,390)
                                                 ----------   -----------    -----------   -----------
PARTICIPANT LOANS:
    New loans                                             -    (2,624,645)    (3,713,057)     (866,842)
    Loan repayments                                       -       989,560      1,390,351       386,487
                                                 ----------   -----------   ------------   -----------
               Total loans                                -    (1,635,085)    (2,322,706)     (480,355)
                                                 ----------   -----------   ------------   -----------
INTERFUND TRANSFERS                               1,767,054     3,664,754    (10,871,507)   (7,988,694)
                                                 ----------   -----------   ------------   -----------
NET INCREASE (DECREASE) IN NET ASSETS
   AVAILABLE FOR PLAN BENEFITS                    1,767,054    20,061,786     10,428,063      (711,549)

NET ASSETS AVAILABLE FOR PLAN BENEFITS,
   beginning of year                                 56,916    71,376,549     91,985,820    64,310,911
                                                 ----------   -----------   ------------   -----------
NET ASSETS AVAILABLE FOR PLAN BENEFITS,
   end of year                                   $1,823,970   $91,438,335   $102,413,883   $63,599,362
                                                 ----------   -----------   ------------   -----------
                                                 ----------   -----------   ------------   -----------


                                                  Spectrum                    Mid-Cap
                                                   Growth      New Horizons    Growth
                                                    Fund          Fund         Fund
                                                 -----------   -----------  -----------
NET INVESTMENT RESULTS:
    Net appreciation (depreciation) in
       fair value of investments                 $ 2,924,495   $    64,500  $ 2,895,220
    Interest                                         356,744        59,030       86,641
    Dividends                                      7,700,834       580,180      475,592
                                                 -----------   -----------  -----------
               Total net investment results       10,982,073       703,710    3,457,453
                                                 -----------   -----------  -----------
CONTRIBUTIONS TO THE PLAN:
    Employee                                       9,477,315     2,252,536    3,558,112
    Employer                                       9,038,771     2,044,098    3,570,161
                                                 -----------   -----------  -----------
               Total contributions                18,516,086     4,296,634    7,128,273
                                                 -----------   -----------  -----------
DISTRIBUTIONS TO PARTICIPANTS:
    In-service withdrawals                          (185,933)       (7,880)     (10,056)
    Terminations                                  (3,175,791)     (253,026)    (585,431)
                                                 -----------   -----------  -----------
               Total distributions                (3,361,724)     (260,906)    (595,487)
                                                 -----------   -----------  -----------
PARTICIPANT LOANS:
    New loans                                     (3,190,874)     (303,308)    (564,791)
    Loan repayments                                1,217,215       206,382      322,444
                                                 -----------   -----------  -----------
               Total loans                        (1,973,659)      (96,926)    (242,347)
                                                 -----------   -----------  -----------
INTERFUND TRANSFERS                               (8,253,298)      316,646    4,124,742
                                                 -----------   -----------  -----------
NET INCREASE (DECREASE) IN NET ASSETS
   AVAILABLE FOR PLAN BENEFITS                    15,909,478     4,959,158   13,872,634

NET ASSETS AVAILABLE FOR PLAN BENEFITS,
   beginning of year                              81,209,139     8,081,830   12,020,166
                                                 -----------   -----------  -----------
NET ASSETS AVAILABLE FOR PLAN BENEFITS,
   end of year                                   $97,118,617   $13,040,988  $25,892,800
                                                 -----------   -----------  -----------
                                                 -----------   -----------  -----------

  The accompanying notes and schedules are an integral part of this statement.

                                     COSTCO

                             401(k) RETIREMENT PLAN


         STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS

                      FOR THE YEAR ENDED DECEMBER 31, 1998
                                   (continued)


                                                                                         PARTICIPANT DIRECTED
                                                                  -----------------------------------------------------------------
                                                                                             Costco
                                                                                           Companies,
                                                                   Equity  International      Inc.
                                                                   Index       Stock         Common      Participant
                                                                    Fund       Fund          Stock          Loans         Total
                                                                  -------- -------------  ------------   -----------   ------------
NET INVESTMENT RESULTS:
   Net appreciation (depreciation) in fair value of investments   $      -    $     -     $ 82,601,946   $         -   $ 88,510,061
   Interest                                                              -          -          659,477             -     10,982,684
   Dividends                                                             -          -                -             -     15,969,888
                                                                  --------    -------     ------------   -----------   ------------
              Total net investment results                               -          -       83,261,423             -    115,462,633
                                                                  --------    -------     ------------   -----------   ------------
CONTRIBUTIONS TO THE PLAN:
   Employee                                                              -          -       12,215,875             -     47,062,675
   Employer                                                        495,388     91,183       14,473,931             -     54,054,104
                                                                  --------    -------     ------------   -----------   ------------
              Total contributions                                  495,388     91,183       26,689,806             -    101,116,779
                                                                  --------    -------     ------------   -----------   ------------
DISTRIBUTIONS TO PARTICIPANTS:
   In-service withdrawals                                                -          -         (283,954)            -     (1,156,871)
   Terminations                                                          -          -       (5,232,612)     (836,976)   (20,960,278)
                                                                  --------    -------     ------------   -----------   ------------
              Total distributions                                        -          -       (5,516,566)     (836,976)   (22,117,149)
                                                                  --------    -------     ------------   -----------   ------------
PARTICIPANT LOANS:
   New loans                                                             -          -       (7,206,629)   18,470,146              -
   Loan repayments                                                       -          -        2,219,377    (6,731,816)             -
                                                                  --------    -------     ------------   -----------   ------------
              Total loans                                                -          -       (4,987,252)   11,738,330              -
                                                                  --------    -------     ------------   -----------   ------------
INTERFUND TRANSFERS                                                      -          -       17,240,303             -              -
                                                                  --------    -------     ------------   -----------   ------------
NET INCREASE IN NET ASSETS AVAILABLE FOR PLAN BENEFITS             495,388     91,183      116,687,714    10,901,354    194,462,263

NET ASSETS AVAILABLE FOR PLAN BENEFITS, beginning of year                -          -      125,089,365    13,529,202    467,659,898
                                                                  --------    -------     ------------   -----------   ------------
NET ASSETS AVAILABLE FOR PLAN BENEFITS, end of year               $495,388    $91,183     $241,777,079   $24,430,556   $662,122,161
                                                                  --------    -------     ------------   -----------   ------------
                                                                  --------    -------     ------------   -----------   ------------

  The accompanying notes and schedules are an integral part of this statement.

                                        COSTCO

                               401(k) RETIREMENT PLAN


                    NOTES TO FINANCIAL STATEMENTS AND SCHEDULES

                                 DECEMBER 31, 1998



1.  PLAN DESCRIPTION:

The following description of the Costco 401(k) Retirement Plan (the Plan) provides only general information. Participants should refer to the plan document for a more complete description of the Plan's provisions.

The Plan is a defined-contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Costco Wholesale Corporation and The Price Company are wholly owned subsidiaries of Costco Companies, Inc. ("the Company").

ELIGIBILITY

The Plan covers certain employees over the age of 18 who have completed one year of service containing a minimum of 1,000 hours worked. The employee enters the Plan on the entry date following the fulfillment of these requirements. The Price Company employees covered by a collective bargaining agreement in the State of California are not eligible for participation in this Plan.

CONTRIBUTIONS

Each year, participants may contribute from 1% to 15% of their compensation before income taxes, subject to certain limitations set by the Internal Revenue Service (IRS). Participants may also contribute amounts representing distributions from other qualified benefit or contribution plans (known as "rollover" contributions).

The Company matches 50% of the employee's contribution, up to a maximum employer matching contribution of $500 per year. The Company may also, at its discretion, make a qualified nonelective contribution. In addition, for each plan year, the Company may contribute a discretionary amount to the account of each participant who is employed by the Company on the last day of the plan year. The discretionary contribution may range from 3% to 10% of compensation based on years of service.

PARTICIPANT ACCOUNTS

Each participant's account is credited with his or her contributions, employer matching and discretionary contributions, and an allocation of plan earnings. Allocations are based on participant account balances as defined by the Plan. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

VESTING

Participants are immediately vested in their contributions and any qualified non-elective contributions, plus actual earnings thereon. Vesting in the employer matching and discretionary contributions is based on years of continuous service, according to the following schedule:


                      Years of Service    Percentage Vested
                      ----------------    -----------------
                          Less than 2              0%
                          2-3                     10
                          3-4                     25
                          4-5                     50
                          5 or more              100

FORFEITURES

During 1998, forfeitures of approximately $1,279,000 were used to reduce the employer contributions to the Plan. Forfeitures can be restored to a participant's account if the participant is re-employed by the Company prior to the expiration of five consecutive breaks in service and repays the full dollar amount distributed because of the termination within five years of the reemployment date. As of December 31, 1998 and 1997, forfeitures of approximately $645,000 and $714,000, respectively, had not been used to reduce employer contributions. These forfeitures will be used to offset future employer contributions.

INVESTMENT OPTIONS

Upon enrollment in the Plan, a participant may direct contributions in any of the seven investment options listed below. T. Rowe Price acts as trustee for all investments, serves as investment manager for all funds and provides record keeping of all participant accounts. Funds may be temporarily invested in a cash account.

     Stable Value Fund - Funds are invested primarily in high-quality insurance company and bank-issued investment contracts.

     Equity Income Fund - Funds are invested in common stocks of established companies that pay above-average dividends and have prospects of future dividend increases.

     Spectrum Income Fund - Funds are invested in a managed mix of funds including four domestic bond funds, an international bond fund, a money market fund and an income-oriented stock fund.

     Spectrum Growth Fund - Funds are invested in a managed mix of funds, including five U.S. stock funds, an international stock fund and a money market fund.

     New Horizons Fund - Funds are invested in common stock of rapidly growing companies in a broad range of industries.

     Mid-Cap Growth Fund - Funds are invested in stock of companies with medium-sized market capitalization that have attractive growth prospects and established operating histories.

     Costco Companies, Inc. Common Stock - Funds are invested in common stock of the Company.

Effective January 1, 1999, the Equity Index Fund and the International Stock Fund were added to the investment options listed above.

Participants may change their investment options daily.

UNIT ACCOUNTING

All contributions to a participant's account and the participant's account balance are reflected in units of each fund selected or shares of Costco Companies, Inc. Common Stock. As of December 31, 1998 and 1997, units held by the Plan were as follows:


                                     Units/Shares held at  Units/Shares held at
        Description of Asset           December 31, 1998     December 31, 1997
        --------------------         --------------------  --------------------
 Stable Value Fund                          81,510,109             60,285,173
 Equity Income Fund                          3,612,958              3,226,066
 Spectrum Income Fund                        5,306,838              5,300,638
 Spectrum Growth Fund                        5,472,746              4,634,631
 New Horizons Fund                             490,743                293,823
 Mid-Cap Growth Fund                           675,093                361,997
 Costco Companies, Inc. Common Stock         3,181,030              2,634,491

DISTRIBUTIONS

Upon termination of employment, death or total disability, the vested interest in a participant's account is payable in a lump sum. Participants may apply for a distribution of all or a portion of the vested interest at any time after attainment of age 59-1/2. Participants are also eligible to make hardship withdrawals from their salary deferral contributions in the event of certain financial hardships. Following a hardship withdrawal, participants are not allowed to contribute to the Plan for a one-year period.

PARTICIPANT LOANS

A participant may borrow the lesser of $50,000 or 45% of his or her vested account balance (including participant pre-tax and Company matching contributions, excluding the Company contribution balance), with a minimum loan of $1,000. Loans are payable through payroll deductions over a period ranging up to 180 months, depending on the purpose of the loan. The interest rate is determined by the plan administrator based on prevailing market conditions. The rates at December 31, 1998 ranged from 9.25% to 10.50%, depending on the type of loan.

PLAN ADMINISTRATOR

The Plan is administered by the Benefits Committee which is appointed by the Board of Directors of the Company.

ADMINISTRATIVE EXPENSES

All administrative and custodial fees of the Plan are paid by the Company. All investment management and transaction fees directly related to the plan investments are shown as a reduction of net investment results.

2.  SIGNIFICANT ACCOUNTING POLICIES:

BASIS OF ACCOUNTING

The financial statements of the Plan are prepared under the accrual method of accounting.

USE OF ESTIMATES

The preparation of financial statements requires the use of estimates. Actual results could differ from those estimates.

INVESTMENT VALUATION AND INCOME RECOGNITION

Investments are stated at fair value. Registered investment company funds and Costco Companies, Inc. Common Stock are valued using the closing price of the investments on the last day of business of the plan year.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) in fair value of assets includes the change in the fair value of assets from one period to the next, and realized gains and losses, and is computed using the moving average method.

PAYMENT OF BENEFITS

Benefits are recorded when paid.

3.  PLAN TERMINATION:

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will become 100% vested in their accounts.

4.  TAX STATUS:

The IRS has informed the Company, by a letter dated November 30, 1998, that the Plan is designed in accordance with applicable sections of the Internal Revenue Code. The Plan has been amended subsequent to receiving a determination letter. The plan administrator and the Plan's counsel believe that the Plan is currently designed and is being operated in compliance with the applicable requirements of the IRS.

                                                                      SCHEDULE I

                                       COSTCO

                               401(k) RETIREMENT PLAN

                                  EIN:  33-0572969
                                     PIN:  002


            ITEM 27(a) - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                              AS OF DECEMBER 31, 1998



 Identity of Party Involved/
 Description of Investments                              Cost               Current Value
----------------------------                          ------------          -------------
*T. Rowe Price:
    Cash and cash equivalents                         $  1,823,970           $  1,823,970
    Stable Value Fund                                   81,510,109             81,510,109
    Equity Income Fund                                  94,901,590             95,093,047
    Spectrum Income Fund                                61,861,916             61,028,642
    Spectrum Growth Fund                                87,998,327             90,026,664
    New Horizons Fund                                   11,383,918             11,453,941
    Mid-Cap Growth Fund                                 20,385,954             23,007,181

*Costco Companies, Inc. Common Stock                   155,380,645            229,630,607

*Participant Loans, with interest rates of 9.25% to
  10.50% maturing through 2013                          24,430,556             24,430,556
                                                      ------------           ------------
                                                      $539,676,985           $618,004,717
                                                      ------------           ------------
                                                      ------------           ------------

*Represents a party in interest.


           The accompanying notes are an integral part of this schedule.

                                                                     SCHEDULE II

                                        COSTCO

                               401(k) RETIREMENT PLAN


                                  EIN:  33-0572969

                                      PIN 002

                  ITEM 27(d) - SCHEDULE OF REPORTABLE TRANSACTIONS

                        FOR THE YEAR ENDED DECEMBER 31, 1998




CATEGORY (iii) - SERIES OF TRANSACTIONS IN EXCESS OF 5% OF PLAN ASSETS AT BEGINNING OF YEAR



                                                                                                                    Costco
                                                                                                                  Companies,
                                                          Stable             Equity            Spectrum              Inc.
                                                          Value              Income             Growth              Common
                                                           Fund               Fund               Fund                Stock
                                                       ------------        -----------        -----------         -----------
PURCHASES:
    Number of transactions                                      131                 81                 65                 144
    Purchase price                                     $113,521,100        $29,377,764        $27,828,322         $58,893,022

SALES:
    Number of transactions                                      123                171                187                 108
    Sale price                                         $ 91,688,264        $19,227,588        $14,567,110         $29,448,319
    Cost of asset                                        91,688,264         16,436,978         13,002,413          22,291,463
                                                       ------------        -----------        -----------         -----------
    Gain                                               $       -           $ 2,790,610        $ 1,564,697         $ 7,156,856
                                                       ------------        -----------        -----------         -----------
                                                       ------------        -----------        -----------         -----------

There were no category (i), (ii) or (iv) transactions.


           The accompanying notes are an integral part of this schedule.